

SEMI-ANNUAL REPORT (UNAUDITED)

*June 30, 2003*

# Mosaic

## *Equity Trust*

Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Fund
Mosaic Foresight Fund

*equity trust*

MOSAIC FUNDS

www.mosaicfunds.com

# Contents

# Letter to Shareholders



*Katherine Frank*

Not too many months ago conversations with many shareholders and clients revolved around negatives: the multiple months of stock market losses, global uncertainties, fear of deflation and a weak economy. The stock market rally in the second quarter of 2003 arrived none too soon—just as many people were questioning the wisdom of *any* exposure to the stock market.

Just as the pendulum had swung to extreme optimism in early 2000, it appeared as though the mood couldn't have been worse as we entered war with Iraq in March of this year. Today, a few short months later, a sense of calm has been restored. Major military action in Iraq has ended, the war on terror appears to be progressing, headlines on accounting fraud and corporate scandal have faded, and the economy is showing signs of life. Corporate earnings are improving, and the stock market has staged a meaningful rally. At Mosaic we share this general sense of optimism and envision better times ahead, but are also prepared for the inevitable bumps and setbacks along the way.

Our investment management discipline has helped our shareholders through a very tough investment period. It is hard to recall just how euphoric the mood was in early 2000, when we had safely cleared the Y2K hurdle and the stock market was setting new highs almost daily. Four years of record-setting, double-digit equity returns had mesmerized investors into believing that stock valuations had entered a new and different era. Today, three-and-a-half years later, we have all been sadly reminded of the risks in the stock market. Our goal for some 25 years has been to participate in rising markets, and yet to be willing to manage risk in turbulent times. We believe we have achieved this goal through the worst bear market in decades.

While six months does not make a trend, there is certainly a different mood surrounding the stock market as we report on a positive six-month period. If indeed we are witnessing a shift in investor sentiment, it is especially important to stay focused. It is all too easy to get caught up in the prevailing mood and lose perspective. Our answer is to stay grounded in our philosophy. Investing in companies with superior management, proven profitability and reasonable valuation is a formula we think makes sense in every environment. We thank you for your continued confidence in our investment management and look forward to working together in the months and years ahead.

Sincerely,

Katherine Frank
President

## Review of Period

The six-month period ended June 30, 2003 showed gains for the funds in Equity Trust, with all four funds participating in the broad market rally that began in mid-March. Mid-Cap was up 11.85% for the six-month period; Balanced rose 7.38%; Investors was up 9.79% and Foresight returned a positive 9.45%. Over the same period, the S&P 500 Index reversed its three-year swoon with a rise of 11.76%.

## Market in Review

After three straight years of negative returns, the first six months of 2003 proved a welcome relief. All the major stock market indices were up for the period, fueled by positive news from Iraq, a growing sense that economic recovery was on the horizon, and improved corporate earnings.

But the market rise for the period was not particularly even, and it wasn't clear at all for the first three months of the year that the market was headed higher. In the first quarter of 2003 geopolitical and economic uncertainties produced considerable market volatility: approximately one out of every six trading days saw the S&P 500 move at least 2% in one direction or the other. By the end of the first quarter, the market was down once again, with the S&P 500 dipping –3.15%. The market reached its low for the period on March 11, when the S&P 500 closed –8.64% year-to-date, one week before military action in Iraq began.

The long-awaited rally in the stock market finally arrived in the second quarter of 2003. With a 15.39% positive total return, the S&P 500 had its best-performing quarter since the last three months of 1998.

Over the course of the three-year bear market that began in early 2000, stocks staged a number of unsustainable rallies. This time, the gains were more sizable and there were indications that the underpinnings might be more substantial. For one, the trend in corporate earnings showed improvement. Secondly, overall economic data suggested that at a minimum, things were not getting any worse, and were probably beginning to improve. The stimulative effect of low interest rates, accentuated by the Federal Reserve's lowering of rates by another quarter point on June 26, 2003, appeared to be gaining traction. Finally, the extreme valuations in stock prices that held sway in early 2000 have had time to unwind.

## Outlook

The economy's near-term future remains choppy. Economic reports are still mixed and the economy is still struggling from the excesses of the late 1990s. On the positive side, the Fed provided the thirteenth interest rate cut since the beginning of 2001, and Congress passed meaningful tax cuts. These are strong stimulative measures that many economists believe will provide the impetus for an economic recovery and, indeed, we have seen some positive data points supporting their assertion. Additionally, the low yield offered by the stock market's competition (money market funds, CDs, Treasuries, etc.) creates a situation where investors are looking for reasons to move back into the equity market. On the other hand, employment data is not encouraging, consumer and corporate debt levels are still high and there is little indication of a significant pickup in corporate spending. Also, the excess capacity created by the misallocation of capital during the stock market bubble still exists. For the long term, we are bullish on the U.S. economy and stock market. We are confident the companies that meet our strict criteria will generate competitive returns over the long

haul, yet preserve capital in down markets. In our opinion this is the recipe for investment success.

# Interview with lead equity manager Jay Sekelsky



*Jay Sekelsky*

### Can you summarize the performance of the funds in Equity Trust for the first six months of 2003?

The market generated positive returns for the six-month period ended June 30, 2003, for the first time since 1999, rallying strongly after a broad market decline in the first quarter. All four funds in Equity Trust participated in this rally and finished the period with solid positive returns, although

we lagged the market slightly. For the most part, this small underperformance can be explained by examining the market leadership, which was concentrated in more speculative, lower-quality names. In fact, the top two performing sectors in the second quarter were telecommunications and utilities, industries in which we had no exposure. As always, this reflects our company-by-company assessment of fundamentals, and not a top-down sector decision. Telecommunications remains a highly troubled industry, and the cyclical nature of the utility industry makes it uncommon for stocks in this sector to meet Mosaic's requirements for steady, predictable earnings. Considering these dynamics, we were pleased that our overall stock selection enabled us to produce solid, positive returns for the second quarter and year-to-date.

## Mosaic Investors

### How did the fund perform for the first six months of 2003?

Mosaic Investors rose 9.79% for the period ended June 30, 2003. This return lagged the broader market as measured by the S&P 500, which was up 11.76%. The Lipper Large-Cap Core peer group had an average gain 10.15%. These results are not unexpected given the lower-quality leadership discussed above. Mosaic's risk-conscious style will not usually keep pace with a market that

is favoring more speculative stocks. In fact, we were pleased to have participated as fully as we did, and we would not be surprised to see a shift in leadership to higher-quality names going forward.

### Did you make any significant changes to the portfolio since December 31, 2002?

It is our goal to invest in companies that will show superiority over time. As a result, we expect to demonstrate below-industry turnover, even as we constantly monitor and adjust our holdings. We added three new names to the portfolio in the period, and sold all of our holdings of four companies.

As the market dipped to its low of the period in March, we found more companies fitting our valuation parameters. Over the course of the six-month period, we added three leaders from widely different industries: Berkshire Hathaway, Nokia and Walgreen.

Warren Buffett's Berkshire Hathaway is a company we have long admired. Over the past three decades, Warren Buffett has slowly transformed Berkshire from a quasi-closed-end fund to a true operating company. Berkshire is now the 28th largest company in the Fortune 500 ranked by revenues, and is rapidly climbing up the ladder. To a great extent, Berkshire remains valued as an investment company, rather than an operating company, which we feel more accurately describes the company, and as this recognition becomes more widespread, we feel the valuation of the stock will rise accordingly.

Nokia, headquartered in Finland, is the world's leader in cell phone sales, and has shown consistent leadership in technological innovation, efficient manufacturing, and world-wide marketing.

In June, we established a position in Walgreen Company, the nation's largest retail drugstore chain with over 4,000 stores. Walgreen has posted 28 consecutive year-over-year increases in earnings and is the clear leader in the drugstore business by just about any measure. Walgreen's competitive advantage is derived from its great brand franchise, its superior information systems, its preferred real estate locations and the fact that it is the clear leader in the industry. Demographics and the growth of prescription drugs contribute to our confidence that Walgreen has ample room for expansion for years to come.

---

### FUND–AT–A–GLANCE

*Objective:* Mosaic Investors seeks long-term capital appreciation through investments in large growth companies.

*Net Assets:* $107.9 million

*Date of Inception:* November 1, 1978

*Ticker:* MINVX

---

On the other hand, a sharply rising market typically will mean companies reaching fuller valuation, and on this basis we sold Check Point Software after the stock experienced a major run. We also sold Safeway, Bristol-Myers Squibb, and Washington Mutual to make room for the additions previously cited.

## What holdings were the strongest contributors to fund performance?

For the six-month period, the second best-performing sector of the S&P 500 was consumer discretionary, and our overweighting in this area was a boost. The individual stocks that provided the greatest positive impact for the period were McDonalds, Check Point Software (which was sold), and discount retailer Costco. We continue to have a bias in the portfolio towards economically sensitive stocks: companies whose fortunes will rise if the economy continues to gain strength.

### TOP TEN STOCK HOLDINGS AS OF JUNE 30, 2003 FOR MOSAIC INVESTORS

| | % of net assets |
|---|---|
| Mohawk Industries | 4.09% |
| McDonald's Corp. | 3.85% |
| Pfizer, Inc. | 3.59% |
| Liberty Media Corp. | 3.50% |
| Berkshire Hathaway. | 3.49% |
| Wells Fargo Co. | 3.46% |
| Costco Wholesale Corp. | 3.42% |
| MGIC Investment Corp. | 3.40% |
| Merck & Co., Inc. | 3.34% |
| Freddie Mac | 3.30% |

## What holdings were the largest constraints on performance?

From a sector perspective, our underweighting in information technology and utilities were net drags on performance for the period, as they turned in the first- and third-best sector performance for the S&P 500. On an individual stock basis, we saw holding-period declines from Freddie Mac, Bristol-Myers Squibb, Kraft and Safeway. Freddie Mac's stock was under pressure due to accounting and management issues, which we feel are temporary constraints. Kraft's reputation has been battered over the past year, pushing the firm to valuations well below its peers. We are keeping a careful eye on the company, while retaining hope that over time we will see valuations more in line with the firm's history. As previously mentioned, we sold our positions in Safeway and Bristol-Myers Squibb.

# Mosaic Balanced

## How did Mosaic Balanced perform for the six-month period?

Mosaic Balanced returned 7.38% for the six months, with positive results from both the bond and stock sides of the portfolio. Over the same period, the average balanced fund, as tracked by the Lipper Balanced Fund Index, rose 8.87%. The fund retains its considerable performance advantage over its peers for three and five years.

## Did you make any significant changes to the portfolio since December 31, 2002?

The stock holdings of Balanced mirror the holdings of Mosaic Investors, as discussed above. These holdings continue to focus on solid, well-established domestic companies that have proven their earning ability through difficult times. One of the factors in our management of Balanced is the mix of stocks and bonds, with 70% being the highest allowable percentage of stocks. We began the period holding 53.7% stocks and finished the period at 58.2% in stocks. On the bond side, we are strongly defensive, as we have continued to shorten the duration of the holdings to help preserve capital should rates rise from the historic lows seen during this period.

---

**FUND–AT–A–GLANCE**

*Objective:* Mosaic Balanced seeks to provide substantial current dividend income while providing opportunity for capital appreciation by investing in a combination of mid-to-large companies and government agency and investment grade corporate bonds.

*Net Assets:* $23.1 million

*Date of Inception:* December 18, 1986

*Ticker:* BHBFX

---

**TOP FIVE STOCK AND FIXED INCOME HOLDINGS AS OF JUNE 30, 2003 FOR MOSAIC BALANCED**

|  | % of net assets |
|---|---|
| **Top Five Stock Holdings** (58.2% of net assets in stocks) | |
| Mohawk Industries | 2.93% |
| McDonald's Corp. | 2.58% |
| Liberty Media | 2.38% |
| Pfizer, Inc. | 2.36% |
| MGIC Investment Corp. | 2.36% |
| **Top Five Fixed Income Holdings** (33.2% of net assets in fixed income) | |
| U.S. Treasury, 4.625%, 5/15/06 | 2.83% |
| Fannie Mae, 6.375%, 11/15/03 | 2.44% |
| Fannie Mae, 6%, 12/15/05 | 2.40% |
| Fannie Mae. 6.42%, 3/9/09 | 1.80% |
| Fed. Home Loan Bank, 6.08%, 7/10/12 | 1.74% |

### How did the stock holdings in Balanced contribute to overall performance?

The stock holdings in Balanced were solidly positive for the period. The holdings mirror the stocks held in Mosaic Investors, discussed at some length above.

### How did the bond holdings in Balanced contribute to overall performance?

Bonds continued to be strong through the first six months of 2003, and our holdings were a performance plus. However, our defensive posture meant that we didn't see results as strong as those in longer-term, or high-yield bonds, both of which contain risks which we do not believe to be appropriate for the investment goals of Mosaic Balanced. Our overweighting in corporate bonds was a relative plus, as the valuation of these securities rose in tandem with the stock market and increased optimism regarding the business environment.

## Mosaic Mid-Cap



*Rich Eisinger*

An interview with Rich Eisinger, co-manager of Mosaic Mid-Cap.

### How would you characterize the performance of Mosaic Mid-Cap so far in 2003?

In absolute terms, the fund's 11.85% return for the period was a welcome relief from the dismal market of 2002. As is often the case coming out of a sustained market downturn, the recent rally has been led by lower-quality, more speculative stocks. Richard Bernstein, Chief Quantitative Strategist at Merrill Lynch, issues a report that ranks stocks' performance by S&P quality rankings. The group ranked "C" or "D" (the lowest-quality stocks) returned 35.5% for the first half of 2003 compared to an average 8.9% return for stocks with an "A" quality ranking. Our holdings typically possess the characteristics of the higher end of the quality spectrum. With this in mind, our six-month performance compared to the Russell Mid-Cap Index return of 15.47% or the Lipper Mid-Cap Core Index's 13.19% was not displeasing. Our goal is to protect assets in down markets (as was the case in 2000, 2001 and 2002), and participate in up markets. We believe that successful implementation of this strategy will result in excellent long-term performance.

### Did you make any significant changes to the portfolio since December 31, 2002?

We added three names and eliminated two during the first half of the year. Del Monte was added following the firm's purchase of select businesses from Heinz on December 20, 2002, which left Heinz shareholders as owners of some 75% of Del Monte stock. Subsequent selling drove the price of Del Monte to levels that we felt did not reflect the true value of the business. Earlier in the period we added Laboratory Corporation, the second largest independent clinical testing laboratory in the U.S. Shares of Laboratory Corporation were selling at nine times our free cash flow estimate for this year. Investors were reacting

to widespread concerns over competitive pressures on the company; worries which we considered overblown. We bought and sold Check Point Software for a profit during this period, after the stock rose sharply, reaching our valuation target. We also saw some shift among our top holdings. New additions to our top-ten holdings include Yum! Brands (better known for its Pizza Hut, KFC and Taco Bell brands), toy and game producer Hasbro, and new-purchase Del Monte Foods.

## What holdings were the strongest contributors to fund performance?

The fund's largest weightings remain in the Financial and Consumer Discretionary sectors. Consumer Discretionary was a favored area of the market for the period, and our stock-picking was additive to performance. We also had significant success with our financial holdings, particularly in the insurance area. Among the top performing stocks were Check Point, Hasbro, Inc., Tiffany & Co., and Costco Wholesale. While our exposure to the Technology sector remains light, our position in Kemet, a manufacturer of capacitors used in a wide variety of electronic products, fared well.

## What holdings were the largest constraints on performance?

Our lack of exposure to some of the leading sectors, such as Technology, hurt our performance relative to the benchmark. An individual holding which had disappointing results was Italian furniture retailer Natuzzi S.P.A., one of the smaller positions in the portfolio. The company's core leather furniture products are under pricing pressure from imports, a situation we are monitoring closely. At this point we believe the valuation more than reflects this risk. We view this shareholder-oriented management team as having a very good track record of responding successfully to adverse business conditions.

### FUND-AT-A-GLANCE

*Objective:* Mosaic Mid-Cap seeks long-term capital appreciation through the investment in mid-sized growth companies.

*Net Assets:* $38.0 million

*Date of Inception:* July 21, 1983

*Ticker:* GTSGX

### TOP TEN STOCK HOLDINGS AS OF JUNE 30, 2003 FOR MOSAIC MID-CAP

| | % of net assets |
|---|---|
| Markel Corp. | 4.53% |
| Mohawk Industries | 4.19% |
| White Mountains Ins. | 3.97% |
| Costco Wholesale Corp. | 3.43% |
| Waste Management | 3.40% |
| Expeditors Int'l WA | 3.36% |
| Yum! Brands | 3.35% |
| Liberty Media Corp. | 3.35% |
| Del Monte Foods | 3.20% |
| Hasbro Inc. | 3.05% |

## Mosaic Foresight



*Frank Burgess*

An interview with Foresight manager and Madison Investment Advisors' founder and President, Frank Burgess.

### How would you characterize the performance of Foresight for the period?

In our last report, dated December 31, 2002, I noted that I felt we had done a good job of achieving one of Foresight's goals: protecting assets in a deep bear market. We also seek to achieve capital appreciation in a rising market. In 2002, market valuations had shifted low enough to present numerous buying opportunities. We were able to reap the benefits of these purchases over the first half of 2003, with a gain of 9.45%. Through this date, the fund showed positive returns for the 1-, 3- and 5-year periods, a result which we take considerable pride in, considering the depth of the market decline over much of this stretch.

### Did you make any significant changes to the portfolio since December 31, 2002?

In Foresight, there are two important areas subject to change: allocation among stocks, bonds and cash, and stock holdings. We began the period with close to two-thirds of the portfolio in stocks; by the end of the period we had reduced the stock exposure to just over 55%. Over these six months the fund saw only minor changes in terms of companies owned, although we did sell our holdings in Midwest Express, Tellabs, and Safeway.

### What were the major contributors to performance across the period?

We saw excellent results from a number of our holdings. Our top holding at the end of the period, Home Depot, rose some 38% over the period, while another one of our top five holdings, Edwards Lifesciences, was up more than 26%. With technology one of the leading sectors, our holding that tracks the Nasdaq-100 Index (QQQ) was up strongly. We saw net losses in the stocks we sold: Midwest Express, Tellabs, and Safeway.

---

**FUND–AT–A–GLANCE**

*Objective:* Mosaic Foresight seeks long-term capital appreciation through investments in large growth companies while pursuing capital preservation through active management of market exposure.

*Net Assets:* $4.5 million

*Date of Inception:* December 31, 1997

*Ticker:* GEWWX

---

**TOP FIVE STOCK HOLDINGS AS OF JUNE 30, 2003 FOR MOSAIC FORESIGHT**

(55.2% of net assets in stocks)

| | % of net assets |
|---|---|
| Home Depot | 4.54% |
| Washington Mutual | 4.50% |
| Merck & Co., Inc. | 4.04% |
| Morgan Stanley | 3.80% |
| Edwards Lifesciences | 3.65% |

# Investors Fund • Portfolio of Investments (unaudited)

| | NUMBER OF SHARES | VALUE |
|---|---|---|
| **COMMON STOCKS:** | | |
| 88% of net assets | | |
| **BANKS:** 6.3% | | |
| US Bancorp | 125,940 | $3,085,530 |
| Wells Fargo Co. | 74,075 | 3,733,380 |
| **CONSUMER GOODS:** 7.4% | | |
| Liz Claiborne | 100,000 | 3,525,000 |
| Mohawk Industries Inc.* | 79,450 | 4,411,859 |
| **CONSUMER STAPLES:** 5.4% | | |
| Kraft Foods | 97,920 | 3,187,296 |
| Walgreen Co. | 89,515 | 2,694,402 |
| **FINANCIAL SERVICES:** 9.3% | | |
| Freddie Mac | 70,000 | 3,553,900 |
| MBNA Corp. | 162525 | 3,387,021 |
| Morgan Stanley | 71,885 | 3,073,084 |
| **HEALTHCARE:** 9.8% | | |
| Johnson & Johnson | 60,000 | 3,102,000 |
| Merck & Co, Inc. | 59,415 | 3,597,578 |
| Pfizer, Inc. | 113,220 | 3,866,463 |
| **INDUSTRIAL:** 8.3% | | |
| Automatic Data Processing | 73,720 | 2,496,159 |
| Dover Corp. | 105,105 | 3,148,946 |
| Waste Management Inc. | 136,650 | 3,291,898 |
| **INSURANCE:** 14.3% | | |
| AIG US | 60,495 | 3,338,114 |
| Berkshire Hathaway* | 1,550 | 3,766,500 |
| MGIC Investment Corp. | 78,535 | 3,662,872 |
| Markel Corp.* | 10,510 | 2,690,560 |
| Mercury General Corp. | 42,805 | 1,954,048 |

| | NUMBER OF SHARES | VALUE |
|---|---|---|
| **MEDIA:** 11.2% | | |
| Comcast Corp.* | 93,980 | $2,709,443 |
| Liberty Media Corp.* | 326,010 | 3,768,676 |
| Scripps, Co. | 28,190 | 2,501,017 |
| Viacom* | 71,405 | 3,117,542 |
| **RETAIL & RESTAURANT:** 10.3% | | |
| Costco Wholesale Corp.* | 100,800 | 3,689,280 |
| McDonald's Corp. | 188,210 | 4,151,913 |
| Target Corp. | 87,035 | 3,293,404 |
| **TECHNOLOGY:** 5.7% | | |
| Microsoft Corp | 135,180 | 3,461,960 |
| Nokia Corp | 164,920 | 2,709,636 |
| **TOTAL COMMON STOCKS** (cost $87,663,877) | | $94,969,481 |
| **REPURCHASE AGREEMENT:**[1] A 14.2% interest in Morgan Stanley and Company issued 6/30/03 at 0.82%, due 7/1/03, collateralized by $24,765,932 in United States Treasury Notes due 2/15/12. Proceeds at maturity are $15,309,349. (cost $15,309,000) | | 15,309,000 |
| **TOTAL INVESTMENTS:** 102.2% of net assets (cost $102,972,877) | | $110,278,481 |
| **LIABILITIES IN EXCESS OF CASH AND RECEIVABLES:** (2.2)% of net assets | | (2,419,264) |
| **NET ASSETS:** 100% | | $107,859,217 |

*Non-income producing

[1]The Fund may have elements of risk due to concentrated investments. Such concentrations may subject the Fund to additional risk..

The Notes to Financial Statements are an integral part of these statements.

# Balanced Fund • Portfolio of Investments (unaudited)

| | NUMBER OF SHARES | VALUE |
|---|---|---|
| **COMMON STOCKS:** | | |
| 58.2% of net assets | | |
| **BANKS:** 4.0% | | |
| US Bancorp | 17,342 | $424,879 |
| Wells Fargo Co. | 10,040 | 506,016 |
| **CONSUMER GOODS:** 4.9% | | |
| Liz Claiborne | 13,090 | 461,422 |
| Mohawk Industries Inc.* | 12,145 | 674,412 |
| **CONSUMER STAPLES:** 3.6% | | |
| Kraft Foods | 13,645 | 444,145 |
| Walgreen Co. | 12,625 | 380,012 |
| **FINANCIAL SERVICES:** 6.1% | | |
| Freddie Mac | 9,575 | 486,123 |
| MBNA Corp. | 22,535 | 469,629 |
| Morgan Stanley | 10,715 | 458,066 |
| **HEALTHCARE:** 6.5% | | |
| Johnson & Johnson | 8,235 | 425,750 |
| Merck & Co., Inc. | 8,940 | 541,317 |
| Pfizer, Inc. | 15,920 | 543,668 |
| **INDUSTRIAL:** 5.5% | | |
| Automatic Data Processing | 10,630 | 359,932 |
| Dover Corp. | 15,120 | 452,995 |
| Waste Management Inc. | 19,295 | 464,817 |
| **INSURANCE:** 9.4% | | |
| AIG US | 8,365 | 461,581 |
| Berkshire Hathaway* | 210 | 510,300 |
| MGIC Investment Corp. | 11,635 | 542,656 |
| Markel Corp.* | 1,485 | 380,160 |
| Mercury General Corp. | 5,860 | 267,509 |
| **MEDIA:** 7.8% | | |
| Comcast Corp.* | 14,405 | 415,296 |
| Liberty Media Corp.* | 47,305 | 546,846 |
| Scripps, Co. | 4,050 | 359,316 |
| Viacom* | 10,305 | 449,916 |

| | NUMBER OF SHARES | VALUE |
|---|---|---|
| **RETAIL & RESTAURANT:** 6.8% | | |
| Costco Wholesale Corp.* | 13,935 | $510,021 |
| McDonald's Corp. | 26,965 | 594,848 |
| Target Corp. | 12,080 | 457,107 |
| **TECHNOLOGY:** 3.6% | | |
| Microsoft Corp. | 18,095 | 463,413 |
| Nokia Corp. | 22,830 | 375,097 |
| **TOTAL COMMON STOCKS** | | |
| (cost $12,441,794) | | $13,427,249 |

| | PRINCIPAL AMOUNT | VALUE |
|---|---|---|
| **DEBT INSTRUMENTS:** | | |
| 33.2% of net assets | | |
| **CORPORATE OBLIGATIONS:** 22.0% | | |
| **CONSUMER GOODS:** 1.2% | | |
| Target Corp., | | |
| 5.5%, 4/1/07 | 250,000 | $274,976 |
| **FINANCIALS:** 9.0% | | |
| Associates Corp., | | |
| 5.75%, 11/1/03 | 325,000 | 329,919 |
| Ford Motor Credit, | | |
| 6.875%, 2/1/06 | 225,000 | 238,776 |
| GMAC, 5.75%, 11/10/03 | 330,000 | 334,577 |
| Goldman Sachs, | | |
| 7.35%, 10/1/09 | 230,000 | 280,235 |
| Household Finance Co., | | |
| 7.875%, 3/1/07 | 240,000 | 283,098 |
| Intl Lease Finance, | | |
| 8.375%, 12/15/04 | 315,000 | 341,981 |
| MGIC Investment Corp., | | |
| 6%, 3/15/07 | 250,000 | 270,416 |

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

|  | PRINCIPAL AMOUNT | VALUE |
|---|---|---|
| **INDUSTRIAL:** 2.4% | | |
| Chevron Phillips 5.375%, 6/15/07 | 255,000 | $275,303 |
| Daimler Chrysler, 7.2%, 9/1/09 | 250,000 | 284,530 |
| | | |
| **OIL:** 2.4% | | |
| CONOCO Inc, 6.35%, 4/15/09 | 290,000 | 339,380 |
| Marathon Oil Corp., 5.375%, 6/1/07 | 200,000 | 219,092 |
| | | |
| **RETAILERS- APPAREL:** 1.4% | | |
| Kohls Corp., 6.7%, 2/1/06 | 280,000 | 313,327 |
| | | |
| **TECHNOLOGY:** 2.6% | | |
| Computer Sciences Co., 7.5%, 8/8/05 | 255,000 | 284,343 |
| Lexmark Intl, 6.75%, 5/15/08 | 290,000 | 327,737 |
| | | |
| **TELECOMMUNI- CATIONS:** 3.0% | | |
| AT & T Broadband, 8.375%, 3/15/13 | 200,000 | 251,007 |
| Bellsouth Corp., 5%, 10/15/06 | 250,000 | 273,478 |
| SBC Communication, 5.75%, 5/2/06 | 150,000 | 165,793 |

|  | PRINCIPAL AMOUNT | VALUE |
|---|---|---|
| **US TREASURY & AGENCY OBLIGATIONS:** 11.2% | | |
| Federal Home Loan Bank, 6.08%, 7/10/12 | 400,000 | $400,450 |
| Fannie Mae, 6.375%, 11/15/03 | 550,000 | 561,041 |
| Fannie Mae, 6.0%, 12/15/05 | 500,000 | 553,142 |
| Fannie Mae, 6.42%, 3/9/09 | 400,000 | 414,282 |
| US Treasury Notes, 4.625%,5/15/06 | 600,000 | 650,602 |
| | | |
| **TOTAL DEBT INSTRUMENTS** (cost $7,321,760) | | $ 7,667,485 |
| | | |
| **REPURCHASE AGREEMENT:** | | |
| A 9.7% interest in Morgan Stanley and Company issued 6/30/03 at 0.82%, due 7/1/03, collateralized by $24,765,932 in United States Treasury Notes due 2/15/12. Proceeds at maturity are $2,247,051. (cost $2,247,000) | | 2,247,000 |
| | | |
| **TOTAL INVESTMENTS:** 101.1% of net assets (cost $22,010,554) | | $23,341,734 |
| | | |
| **LIABILITIES IN EXCESS OF CASH AND RECEIVABLES:** (1.1)% of net assets | | (273,329) |
| | | |
| **NET ASSETS:** 100% | | $23,068,405 |

The Notes to Financial Statements are an integral part of these statements.

# Mid-Cap Fund • Portfolio of Investments (unaudited)

| | NUMBER OF SHARES | VALUE |
|---|---|---|
| **COMMON STOCKS:** 86.4% of net assets | | |
| **BANKS:** 5.1% | | |
| Charter One Financial | 33,108 | $1,032,307 |
| Southtrust Corp. | 33,870 | 921,264 |
| **CONSUMER GOODS:** 12.1% | | |
| Hasbro Inc. | 65,935 | 1,153,203 |
| Liz Claiborne | 30,450 | 1,073,362 |
| Mohawk Industries, Inc.* | 28,510 | 1,583,160 |
| Natuzzi SPA | 100,000 | 802,000 |
| **CONSUMER STAPLES:** 6.1% | | |
| Del Monte Foods* | 136,540 | 1,207,014 |
| Kroger Company* | 67,675 | 1,128,819 |
| **FINANCIAL SERVICES:** 1.7% | | |
| A.G. Edwards Inc. | 18,280 | 625,176 |
| **HEALTHCARE:** 6.6% | | |
| Dentsply International, Inc. | 19,857 | 812,151 |
| Edwards Lifesciences Co.* | 22,895 | 735,845 |
| Laboratory Corp. of America* | 32,170 | 969,926 |
| **INDUSTRIAL:** 14.2% | | |
| Dover Corporation | 33,530 | 1,004,559 |
| Expeditors International of Washington, Inc. | 36,665 | 1,270,076 |
| Fastenal Co. | 30,340 | 1,029,740 |
| Valassis Communi-cations, Inc.* | 30,975 | 796,677 |
| Waste Management Inc. | 53,265 | 1,283,154 |
| **INSURANCE:** 16.1% | | |
| MGIC Investment Corp. | 16,165 | 753,936 |
| Markel Corp.* | 6,680 | 1,710,080 |
| Mercury General Corp. | 24,035 | 1,097,198 |
| Odyssey Reinsurance Holdings | 49,425 | 1,042,867 |
| White Mountains Insurance | 3,800 | 1,501,000 |
| **MATERIALS:** 2.2% | | |
| Martin Marietta Materials | 24,825 | $834,368 |
| **MEDIA:** 5.6% | | |
| Liberty Media Corp.* | 109,370 | 1,264,317 |
| Scripps, Co. | 9,740 | 864,133 |
| **RETAIL & RESTAURANTS:** 14.6% | | |
| Costco Wholesale Corp.* | 35,340 | 1,293,444 |
| Ethan Allen Interiors | 29,450 | 1,035,462 |
| Office Depot, Inc.* | 69,660 | 1,010,767 |
| Tiffany & Company | 28,940 | 945,759 |
| YUM! Brands Inc.* | 42,830 | 1,266,055 |
| **TECHNOLOGY:** 2.1% | | |
| Kemet Corp* | 77,110 | 778,810 |
| **TOTAL COMMON STOCKS** (cost $29,432,095) | | $32,826,629 |
| **REPURCHASE AGREEMENT:**[1] A 13.5% interest in Morgan Stanley and Company issued 6/30/03 at 0.82%, due 7/1/03, collateralized by $24,765,932 in United States Treasury Notes due 2/15/12. Proceeds at maturity are $5,111,116.. (cost $5,111,000) | | 5,111,000 |
| **TOTAL INVESTMENTS** 99.9% of net assets (cost $34,543,095) | | $37,937,629 |
| **CASH AND RECEIVABLES LESS LIABILITIES**: 0.1% of net assets | | 46,248 |
| **NET ASSETS:** 100% | | $37,983,877 |

*Non-income producing

[1]The Fund may have elements of risk due to concentrated investments. Such concentrations may subject the Fund to additional risk..

The Notes to Financial Statements are an integral part of these statements.

# Foresight Fund • Portfolio of Investments (unaudited)

| | NUMBER OF SHARES | VALUE |
|---|---|---|
| **COMMON STOCKS:** | | |
| 55.2% of net assets | | |
| **BANKS:** 9.8% | | |
| Marshall & Isley Co. | 4,000 | $122,320 |
| Southtrust Corp. | 4,240 | 115,328 |
| Washington Mutual | 4,855 | 200,512 |
| **CONSUMER GOODS:** 7.4% | | |
| Home Depot Inc. | 6,110 | 202,363 |
| Liz Claiborne | 3,610 | 127,252 |
| **CONSUMER STAPLES:** 2.7% | | |
| Kroger Company* | 7,230 | 120,596 |
| **FINANCIAL SERVICES:** 5.5% | | |
| Freddie Mac | 1,500 | 76,155 |
| Morgan Stanley | 3,960 | 169,290 |
| **HEALTHCARE:** 14.7% | | |
| Bristol Myers Squibb | 5,850 | 158,827 |
| Edwards Lifesciences, Inc.* | 5,065 | 162,789 |
| Merck & Co, Inc. | 2,970 | 179,834 |
| Pfizer, Inc. | 4,535 | 154,870 |
| **INDUSTRIAL:** 1.8% | | |
| Dover Corp | 2,650 | 79,394 |
| **INSURANCE:** 5.8% | | |
| MBIA Inc. | 2,250 | 109,687 |
| MGIC Investment Corp | 3,215 | 149,948 |
| **MEDIA:** 6.0% | | |
| Comcast Corp* | 4,855 | 139,970 |
| Liberty Media Corp* | 11,185 | 129,299 |
| **TECHNOLOGY:** 1.5% | | |
| Cisco Systems, Inc.* | 3,940 | 65,365 |
| **TOTAL COMMON STOCKS** | | |
| (cost $2,371,320) | | $2,463,799 |

*Non-income producing

| | NUMBER OF SHARES | VALUE |
|---|---|---|
| **EXCHANGE TRADED FUNDS:** | | |
| 2.4% of net assets | | |
| (cost $113,960) | | |
| Nasdaq-100 | | |
| Index Tracking* | 3,500 | $104,580 |

| | PRINCIPAL AMOUNT | |
|---|---|---|
| **U.S. GOVERNMENT AGENCY OBLIGATIONS:** | | |
| 22.4% of net assets | | |
| Federal Home Loan Bank, 1.13%, 8/20/03 | 250,000 | 249,610 |
| Freddie Mac, 1.18%, 7/17/03 | 250,000 | 249,868 |
| Freddie Mac, 0.96%, 8/26/03 | 250,000 | 249,627 |
| Freddie Mac, 0.975%, 9/18/03 | 250,000 | 249,474 |
| **TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS** | | |
| (cost $998,579) | | $ 998,579 |
| **REPURCHASE AGREEMENT:**[1] | | |
| A 19.9% interest in Morgan Stanley and Company issued 6/30/03 at 0.82%, due 7/1/03, collateralized by $24,765,932 in United States Treasury Notes due 2/15/12. Proceeds at maturity are $885,020.. | | |
| (cost $885,000) | | 885,000 |
| **TOTAL INVESTMENTS** | | |
| 99.9% of net assets | | |
| (cost $4,368,859) | | $4,451,958 |
| **CASH AND RECEIVABLES LESS LIABILITIES::** | | |
| 0.1% of net assets | | 2,786 |
| **NET ASSETS:** 100% | | $4,454,744 |

[1]The Fund may have elements of risk due to concentrated investments. Such concentrations may subject the Fund to additional risk..

The Notes to Financial Statements are an integral part of these statements.

# Statements of Assets and Liabilities (unaudited)

*June 30, 2003*

| | Investors Fund | Balanced Fund | Mid-Cap Fund | Foresight Fund |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Investments, at value (Notes 1 and 2) | | | | |
| Investment securities . . . . . . . . . . . . . . . . . . | $94,969,481 | $21,094,734 | $32,826,629 | $3,566,958 |
| Repurchase agreements. . . . . . . . . . . . . . . | 15,309,000 | 2,247,000 | 5,111,000 | 885,000 |
| Total investments*. . . . . . . . . . . . . . . . . . . . | 110,278,481 | 23,341,734 | 37,937,629 | 4,451,958 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 390 | 446 | 592 | 356 |
| Receivables | | | | |
| Dividends and interest. . . . . . . . . . . . . . . . | 84,092 | 110,964 | 37,779 | 2,430 |
| Capital shares sold . . . . . . . . . . . . . . . . . . . . | 246,380 | 5,710 | 256,995 | -- |
| Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . | 110,609,343 | 23,458,854 | 38,232,995 | 4,454,744 |
| | | | | |
| **LIABILITIES** | | | | |
| Payables | | | | |
| Investment securities purchased. . . . . . . . . | 2,725,669 | 384,422 | 247,260 | -- |
| Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . | -- | 4,011 | -- | -- |
| Capital shares redeemed. . . . . . . . . . . . . . . | 24,457 | 2,016 | 1,858 | -- |
| Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . | 2,750,126 | 390,449 | 249,118 | -- |
| | | | | |
| **NET ASSETS** (Note 7) . . . . . . . . . . . . . . . . . . . . | $107,859,217 | $23,068,405 | $37,983,877 | $4,454,744 |
| | | | | |
| **CAPITAL SHARES OUTSTANDING**. . . . . . . . . . . | 6,370,524 | 1,352,791 | 3,906,926 | 377,322 |
| | | | | |
| **NET ASSET VALUE PER SHARE**. . . . . . . . . . . . . | $16.93 | $17.05 | $9.72 | $11.81 |
| | | | | |
| ***INVESTMENT SECURITIES, AT COST** . . . . . . . | $102,972,877 | $22,010,554 | $34,543,095 | $4,368,859 |

The Notes to Financial Statements are an integral part of these statements.

# Statements of Operations (unaudited)

*For the six-months ended June 30, 2003*

|  | Investors Fund | Balanced Fund | Mid-Cap Fund | Foresight Fund |
|---|---|---|---|---|
| **INVESTMENT INCOME** (Note 1) |  |  |  |  |
| Interest income | $ 46,442 | $ 195,325 | $ 19,183 | $ 8,043 |
| Dividend income | 498,459 | 66,840 | 115,785 | 16,659 |
| Total investment income | 544,901 | 262,165 | 134,968 | 24,702 |
| **EXPENSES** (Notes 3 and 5) |  |  |  |  |
| Investment advisory fees | 359,569 | 78,974 | 109,684 | 15,118 |
| Other expenses | 71,527 | 47,384 | 73,123 | 10,079 |
| Total expenses | 431,096 | 126,358 | 182,807 | 25,197 |
| **NET INVESTMENT INCOME** | 113,805 | 135,807 | (47,839) | (495) |
| **REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS** |  |  |  |  |
| Net realized gain (loss) on investments | 276,910 | (276,419) | 279,507 | (194,225) |
| Change in net unrealized appreciation of investments | 8,505,272 | 1,662,433 | 3,277,841 | 576,875 |
| **NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS** | 8,782,182 | 1,386,014 | 3,557,348 | 382,650 |
| **TOTAL INCREASE IN NET ASSETS RESULTING FROM OPERATIONS** | $8,895,987 | $1,521,821 | $3,509,509 | $382,155 |

The Notes to Financial Statements are an integral part of these statements.

# Statements of Changes in Net Assets

*For the period indicated*

| | Investors Fund | | Balanced Fund | |
|---|---|---|---|---|
| | (unaudited) Six-Months Ended June 30, 2003 | Year Ended Dec. 31, 2002 | (unaudited) Six-Months Ended June 30, 2003 | Year Ended Dec. 31, 2002 |
| **INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS** | | | | |
| Net investment income................ | $ 113,805 | $ 230,999 | $ 135,807 | $ 345,135 |
| Net realized gain (loss) on investments .. | 276,910 | (4,364,044) | (276,419) | (775,629) |
| Net unrealized appreciation (depreciation) on investments ......... | 8,505,272 | (6,805,225) | 1,662,433 | (1,716,639) |
| Total increase (decrease) in net assets resulting from operations................. | 8,895,987 | (10,938,270) | 1,521,821 | (2,147,133) |
| **DISTRIBUTIONS TO SHAREHOLDER**S | | | | |
| From net investment income ........... | -- | (230,999) | (135,807) | (345,324) |
| From net capital gains ................. | -- | -- | -- | -- |
| Total distributions ........................ | -- | (230,999) | (135,807) | (345,324) |
| **CAPITAL SHARE TRANSACTIONS** (Note 8)... | 3,744,391 | 75,861,631 | 796,730 | 521,833 |
| **TOTAL INCREASE (DECREASE) IN NET ASSETS** .......................... | 12,640,378 | 64,692,362 | 2,182,744 | (1,970,624) |
| **NET ASSETS** | | | | |
| Beginning of period....................... | $95,218,839 | $30,526,477 | $20,885,661 | $22,856,285 |
| End of period (including accumulated undistributed net investment income of $113,805 and $0, respectively for the Investors Fund and $0 and $0, respectively for the Balanced Fund)....................... | $107,859,217 | $95,218,839 | $23,068,405 | $20,885,661 |

The Notes to Financial Statements are an integral part of these statements.

## Statements of Changes in Net Assets (concluded)

| | Mid-Cap Fund | | Foresight Fund | |
|---|---|---|---|---|
| | (unaudited) Six-Months Ended June 30, 2003 | Year Ended Dec. 31, 2002 | (unaudited) Six-Months Ended June 30, 2003 | Year Ended Dec. 31, 2002 |
| **INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS** | | | | |
| Net investment income................ | $ (47,839) | $ (89,444) | $ (495) | $ 8,798 |
| Net realized gain (loss) on investments .. | 279,507 | (1,035,833) | (194,225) | (44,103) |
| Net unrealized appreciation (depreciation) on investments ......... | 3,277,841 | (2,068,547) | 576,875 | (627,129) |
| Total increase (decrease) in net assets resulting from operations................. | 3,509,509 | (3,193,824) | 382,155 | (662,434) |
| **DISTRIBUTIONS TO SHAREHOLDERS** | | | | |
| From net investment income ........... | -- | -- | -- | (8,798) |
| From net capital gains ................ | -- | (169,345) | -- | -- |
| Total distributions ...................... | -- | (169,345) | -- | (8,798) |
| **CAPITAL SHARE TRANSACTIONS** (Note 8)... | 8,272,761 | 16,527,958 | 147,136 | 286,689 |
| **TOTAL INCREASE (DECREASE) IN NET ASSETS** | 11,782,270 | 13,164,789 | 529,291 | (384,543) |
| **NET ASSETS** | | | | |
| Beginning of period...................... | $26,201,607 | $13,036,818 | $3,925,453 | $4,309,996 |
| End of period (including no accumulated undistributed net investment income for the periods indicated) .................... | $37,983,877 | $26,201,607 | $4,454,744 | $3,925,453 |

The Notes to Financial Statements are an integral part of these statements.

# Financial Highlights

*Selected data for a share outstanding for the periods indicated.*

## INVESTORS FUND

| | (unaudited) Six-Months Ended June 30, 2003 | Year Ended December 31, 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Net asset value, beginning of year | $15.42 | $18.61 | $20.06 | $21.10 | $24.26 |
| Investment operations: | | | | | |
| Net investment income (loss) | 0.02 | 0.04 | 0.04 | 0.01 | (0.01) |
| Net realized and unrealized gain (loss) on investments | 1.49 | (3.19) | (0.54) | 2.28 | 1.21 |
| Total from investment operations | 1.51 | (3.15) | (0.50) | 2.29 | 1.20 |
| Less distributions: | | | | | |
| From net investment income | -- | (0.04) | (0.05) | (0.01) | -- |
| From net capital gains | -- | -- | (0.90) | (3.32) | (4.36) |
| Total distributions | -- | (0.04) | (0.95) | (3.33) | (4.36) |
| Net asset value, end of year | $16.93 | $15.42 | $18.61 | $20.06 | $21.10 |
| Total return (%) | 9.79 | (16.94) | (2.52) | 10.84 | 5.06 |
| **Ratios and supplemental data** | | | | | |
| Net assets, end of year (in thousands) | $107,859 | $95,219 | $30,526 | $27,481 | $29,326 |
| Ratio of expenses to average net assets (%) | 0.89[1] | 0.99 | 1.15 | 1.15 | 1.15 |
| Ratio of net investment income (loss) to average net assets (%) | 0.23[1] | 0.44 | 0.26 | 0.05 | (0.03) |
| Portfolio turnover (%) | 16 | 88 | 63 | 81 | 74 |

## BALANCED FUND

| | (unaudited) Six-Months Ended June 30, 2003 | Year Ended December 31, 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Net asset value, beginning of year | $15.98 | $17.87 | $18.68 | $18.95 | $20.47 |
| Investment operations: | | | | | |
| Net investment income | 0.10 | 0.26 | 0.33 | 0.33 | 0.33 |
| Net realized and unrealized gain (loss) on investments | 1.07 | (1.89) | (0.12) | 1.69 | 0.31 |
| Total from investment operations | 1.17 | (1.63) | 0.21 | 2.02 | 0.64 |
| Less distributions: | | | | | |
| From net investment income | (0.10) | (0.26) | (0.33) | (0.33) | (0.33) |
| From net capital gains | -- | -- | (0.69) | (1.96) | (1.83) |
| Total distributions | (0.10) | (0.26) | (1.02) | (2.29) | (2.16) |
| Net asset value, end of year | $17.05 | $15.98 | $17.87 | $18.68 | $18.95 |
| Total return (%) | 7.38 | (9.13) | 1.17 | 10.79 | 3.14 |
| **Ratios and supplemental data** | | | | | |
| Net assets, end of year (in thousands) | $23,068 | $20,886 | $22,856 | $21,781 | $25,326 |
| Ratio of expenses to average net assets (%) | 1.20[1] | 1.20 | 1.20 | 1.20 | 1.20 |
| Ratio of net investment income to average net assets (%) | 1.28[1] | 1.56 | 1.81 | 1.70 | 1.57 |
| Portfolio turnover (%) | 25 | 37 | 60 | 66 | 55 |

[1] Annualized.

The Notes to Financial Statements are an integral part of these statements.

## Financial Highlights (continued)

*Selected data for a share outstanding for the periods indicated.*

**MID-CAP FUND**

| | (unaudited) Six-Months Ended June 30, 2003 | Year Ended December 31, 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Net asset value beginning of year | $8.69 | $10.04 | $9.36 | $9.57 | $8.74 |
| Investment operations: | | | | | |
| Net investment income (loss) | (0.01) | (0.03) | 0.01 | 0.04 | -- |
| Net realized and unrealized gain (loss) on investments | 1.04 | (1.26) | 1.40 | 1.74 | 0.83 |
| Total from investment operations | 1.03 | (1.29) | 1.41 | 1.78 | 0.83 |
| Less distributions: | | | | | |
| From net investment income | -- | -- | (0.01) | (0.04) | -- |
| From net capital gains | -- | (0.06) | (0.72) | (1.95) | -- |
| Total distributions | -- | (0.06) | (0.73) | (1.99) | -- |
| Net asset value, end of year | $9.72 | $8.69 | $10.04 | $9.36 | $9.57 |
| Total return  (%) | 11.85 | (12.87) | 15.32 | 18.46 | 9.50 |
| **Ratios and supplemental data** | | | | | |
| Net assets, end of year (in thousands) | $37,984 | $26,202 | $13,037 | $9,101 | $8,789 |
| Ratio of expenses to average net assets  (%) | 1.25[1] | 1.24 | 1.25 | 1.25 | 1.25 |
| Ratio of net investment income (loss) to average net assets  (%) | (0.32)[1] | (0.42) | 0.09 | 0.38 | (0.03) |
| Portfolio turnover  (%) | 8 | 35 | 47 | 75 | 65 |

**FORESIGHT FUND**

| | (unaudited) Six-Months Ended June 30, 2003 | Year Ended December 31, 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Net asset value beginning of year | $10.79 | $12.60 | $13.41 | $11.46 | $11.95 |
| Investment operations: | | | | | |
| Net investment income (loss) | -- | 0.02 | 0.15 | 0.27 | 0.37 |
| Net realized and unrealized gain (loss) on investments | 1.02 | (1.81) | (0.54) | 1.68 | (0.49) |
| Total from investment operations | 1.02 | (1.79) | (0.39) | 1.95 | (0.12) |
| Less distributions from net investment income | -- | (0.02) | (0.42) | -- | (0.37) |
| Net asset value, end of year | $11.81 | $10.79 | $12.60 | $13.41 | $11.46 |
| Total return  (%) | 9.45 | (14.17) | (2.97) | 17.02 | (0.94) |
| **Ratios and supplemental data** | | | | | |
| Net assets, end of year (in thousands) | $4,455 | $3,925 | $4,310 | $2,858 | $2,585 |
| Ratio of expenses to average net assets (%) | 1.25[1] | 1.25 | 1.25 | 1.25 | 1.25 |
| Ratio of net investment income to average net assets  (%) | (0.02)[1] | 0.21 | 1.41 | 2.37 | 2.73 |
| Portfolio turnover  (%) | -- | 8 | 26 | 104 | 76 |

[1] Annualized.

The Notes to Financial Statements are an integral part of these statements.

# Notes to Financial Statements

## 1. Summary of Significant Accounting Policies.

Mosaic Equity Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, investment management company. The Trust offers shares in four separate diversified funds which invest in differing securities: the Investors Fund, Balanced Fund, Mid-Cap Fund and Foresight Fund whose objectives and strategies are described in the Trusts' prospectus.

*Securities Valuation:* Securities traded on a national securities exchange are valued at their closing sale price. Repurchase agreements and other securities having maturities of 60 days or less are valued at amortized cost, which approximates market value. Securities having longer maturities, for which quotations are readily available, are valued at the mean between their bid and asked prices. Securities for which current market quotations are not readily available are valued at their fair value as determined in good faith by the Board of Trustees.

*Investment Transactions:* Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and federal income tax purposes.

*Investment Income:* Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount is accreted over the expected life of each applicable security. Dividend income is recorded on the ex-dividend date. Other income is accrued as earned.

*Distribution of Income and Gains:* Net investment income, determined as gross investment income less total expenses, is declared as a regular dividend and distributed to shareholders at year-end for the Investors, Mid-Cap and Foresight Funds. The Trust intends to declare and pay regular dividends quarterly on the Balanced Fund. Capital gains distributions, if any, are declared and paid annually at year end.

The tax character of distributions paid during 2002 and 2001 was as follows:

|  | 2002 | 2001 |
|---|---|---|
| **Investors Fund:** | | |
| Distributions paid from: | | |
| Ordinary Income | $230,999 | $83,935 |
| Long-term capital gains | -- | 1,433,680 |
| Short-term capital gains | -- | 6,712 |
| **Balanced Fund:** | | |
| Distributions paid from: | | |
| Ordinary Income | $345,324 | $406,964 |
| Long-term capital gains | -- | 849,823 |
| Short-term capital gains | -- | 15,251 |
| **Mid-Cap Fund:** | | |
| Distributions paid from: | | |
| Ordinary Income | -- | $11,854 |
| Long-term capital gains | $97,892 | 571,405 |
| Short-term capital gains | 71,453 | 254,947 |
| **Foresight Fund:** | | |
| Distributions paid from | | |
| Ordinary Income | $8,798 | $105,188 |

As of December 31, 2002, the components of distributable earnings on a tax basis were as follows:

**Investors Fund:**

| | |
|---|---|
| Accumulated net realized losses | $(8,351,075) |
| Net unrealized depreciation | |
| on investments | (2,917,190) |
| | $(11,268,265) |

**Balanced Fund:**

| | |
|---|---|
| Accumulated net realized losses | $ (973,717) |
| Net unrealized depreciation | |
| on investments | (658,851) |
| | $ (1,632,568) |

**Mid-Cap Fund:**

| | |
|---|---:|
| Accumulated net realized losses | $ (782,851) |
| Net unrealized depreciation on investments | (136,289) |
| | $ (919,140) |

**Foresight Fund:**

| | |
|---|---:|
| Accumulated net realized losses | $ (125,336) |
| Net unrealized depreciation on investments | (493,776) |
| | $ (619,112) |

Net realized gains or losses may differ for financial and tax reporting purposes as a result of loss deferrals related to wash sales and post-October transactions.

*Income Tax:* No provision is made for Federal income taxes since it is the intention of the Trust to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal income taxes. As of December 31, 2002, capital loss carryovers available to offset future capital gains for federal income tax purposes and the years they expire are as follows:

| Expiration Date | Investors Fund |
|---|---|
| December 31, 2008 | $ 482,249 |
| December 31, 2009 | 5,222,304 |
| December 31, 2010 | 2,646,522 |

| Expiration Date | Balanced Fund |
|---|---|
| December 31, 2009 | $525,686 |
| December 31, 2010 | 448,031 |

| Expiration Date | Mid-Cap Fund |
|---|---|
| December 31, 2010 | $782,851 |

| Expiration Date | Foresight Fund |
|---|---|
| December 31, 2003 | $ 6,535 |
| December 31, 2009 | 74,698 |
| December 31, 2010 | 44,103 |

A portion of the Investors Fund's capital loss carryovers were acquired through its mergers with Mosaic Focus Fund on July 1, 2002 and LaCrosse Large Cap Stock Fund on August 26, 2002, and are subject to certain limitations.

*Use of Estimates:* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

**2. Investments in Repurchase Agreements.**
When the Trust purchases securities under agreements to resell, the securities are held for safekeeping by the custodian bank as collateral. Should the market value of the securities purchased under such an agreement decrease below the principal amount to be received at the termination of the agreement plus accrued interest, the counterparty is required to place an equivalent amount of additional securities in safekeeping with the Trust's custodian bank. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the Trust, along with other registered investment companies having Advisory and Services Agreements with the same advisor, transfers uninvested cash balances into a joint trading account. The aggregate balance in this joint trading account is invested in one or more consolidated repurchase agreements whose underlying securities are U.S. Treasury or federal agency obligations.

**3. Investment Advisory Fees and Other Transactions with Affiliates.** The investment advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (collectively "the Advisor"), earns an advisory fee equal to 0.75% per annum of the average net assets of the Balanced, Mid-Cap and Foresight Funds and the first $100 million in the Investors Fund. The advisory fee paid by the Investors Fund is reduced to 0.60% per annum on assets over $100 million. The fees are accrued daily and are paid monthly.

**4. Investment Transactions.** Purchases and sales of securities (excluding short-term securities) for the six-months ended June 30, 2003 were as follows:

|  | Purchases | Sales |
|---|---|---|
| **Investors Fund:** | | |
| U. S. Gov't Securities | -- | -- |
| Other | $16,021,106 | $14,202,683 |
| **Balanced Fund:** | | |
| U. S. Gov't Securities | $ 653,813 | $ 815,128 |
| Other | $4,381,163 | $4,019,387 |
| **Mid-Cap Fund:** | | |
| U. S. Gov't Securities | -- | -- |
| Other | $8,641,194 | $1,986,858 |
| **Foresight Fund:** | | |
| U. S. Gov't Securities | -- | -- |
| Other | -- | $421,873 |

**5. Other Expenses.** Under a separate Services Agreement, the Advisor will provide or arrange for each fund to have all other necessary operational and support services for a fee based on a percentage of average net assets. This percentage is 0.45% for the Balanced Fund and 0.50% for the Mid-Cap Fund and Foresight Fund. For the Investors Fund, this fee is 0.25% on the first $25 million of assets, 0.12% on the next $25 million of assets and 0.11% on all assets greater than $50 million. These fees are accrued daily and paid monthly.

The Advisor is also responsible for the fees and expenses of Trustees and certain promotional expenses.

**6. Aggregate Cost and Unrealized Appreciation (Depreciation).** The aggregate cost for federal income tax purposes and the net unrealized appreciation (depreciation) are as follows as of June 30, 2003:

|  | Investors Fund | Balanced Fund |
|---|---|---|
| Aggregate Cost | $102,972,877 | $22,010,554 |
| Gross unrealized appreciation | 9,605,037 | 1,781,127 |
| Gross unrealized depreciation | (2,299,433) | (449,947) |
| **Net unrealized depreciation** | $ 7,305,604 | $ 1,331,180 |

|  | Mid-Cap Fund | Foresight Fund |
|---|---|---|
| Aggregate Cost | $34,543,095 | $4,368,859 |
| Gross unrealized appreciation | 4,406,642 | 317,277 |
| Gross unrealized depreciation | (1,012,108) | (234,178) |
| **Net unrealized appreciation** | $ 3,394,534 | $ 83,099 |

**7. Net Assets.** At June 30, 2003, net assets include the following:

|  | Investors Fund | Balanced Fund |
|---|---|---|
| Net paid in capital on shares of beneficial interest | $110,231,495 | $23,314,959 |
| Undistributed net investment income | 113,805 | -- |
| Accumulated net realized losses | (9,791,687) | (1,577,734) |
| Net unrealized appreciation on investments | 7,305,604 | 1,331,180 |
| **Total Net Assets** | $107,859,217 | $23,068,405 |

|  | Mid-Cap Fund | Foresight Fund |
|---|---|---|
| Net paid in capital on shares of beneficial interest | $35,393,508 | $4,691,701 |
| Undistributed net investment income | (47,839) | (495) |
| Accumulated net realized losses | (756,326) | (319,561) |
| Net unrealized appreciation on investments | 3,394,534 | 83,099 |
| **Total Net Assets** | $37,983,877 | $ 4,454,744 |

**8. Capital Share Transactions.** An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares were as follows:

| Investors Fund | (unaudited) Six-Months Ended June 30, 2003 | Year Ended Dec. 31, 2002 |
|---|---|---|
| **In Dollars** | | |
| Shares sold | $13,488,030 | $12,328,221 |
| Additional shares issued in connection with merged funds | -- | 70,104,313 |
| Shares issued in reinvestment of dividends | -- | 67,229 |
| Total shares issued | 13,488,030 | 82,499,763 |
| Shares redeemed | (9,743,639) | (6,638,132) |
| **Net increase** | $ 3,744,391 | $75,861,631 |

| Investors Fund (continued) | (unaudited) Six-Months Ended June 30, 2003 | Year Ended Dec. 31, 2002 |
|---|---|---|
| **In Shares** | | |
| Shares sold | 873,656 | 759,129 |
| Additional shares issued in connection with merged funds | -- | 4,185,010 |
| Shares issued in reinvestment of dividends | -- | 4,408 |
| Total shares issued | 873,656 | 4,948,547 |
| Shares redeemed | (676,590) | (415,429) |
| **Net increase** | 197,066 | 4,533,118 |

| Balanced Fund | (unaudited) Six-Months Ended June 30, 2003 | Year Ended Dec. 31, 2002 |
|---|---|---|
| **In Dollars** | | |
| Shares sold | $1,759,306 | $2,318,972 |
| Shares issued in reinvestment of dividends | 125,896 | 321,908 |
| Total shares issued | 1,885,202 | 2,640,880 |
| Shares redeemed | (1,088,472) | (2,119,047) |
| **Net increase** | $ 796,730 | $ 521,833 |
| **In Shares** | | |
| Shares sold | 111,785 | 133,907 |
| Shares issued in reinvestment of dividends | 7,791 | 19,572 |
| Total shares issued | 119,576 | 153,479 |
| Shares redeemed | (73,701) | (125,521) |
| **Net increase** | 45,875 | 27,958 |

## Notes to Financial Statements (concluded)

| Mid-Cap Fund | (unaudited) Six-Months Ended June 30, 2003 | Year Ended Dec. 31, 2002 |
|---|---|---|
| **In Dollars** | | |
| Shares sold | $ 9,908,182 | $20,291,480 |
| Shares issued in reinvestment of dividends | -- | 165,714 |
| Total shares issued | 9,908,182 | 20,457,194 |
| Shares redeemed | (1,635,421) | (3,929,236) |
| Net increase | $ 8,272,761 | $16,527,958 |
| | | |
| **In Shares** | | |
| Shares sold | 1,115,678 | 2,132,381 |
| Shares issued in reinvestment of dividends | -- | 19,269 |
| Total shares issued | 1,115,678 | 2,151,650 |
| Shares redeemed | (223,160) | (436,334) |
| Net increase | 892,518 | 1,715,316 |

| Foresight Fund | (unaudited) Six-Months Ended June 30, 2003 | Year Ended Dec. 31, 2002 |
|---|---|---|
| **In Dollars** | | |
| Shares sold | $ 403,681 | $ 1,711,845 |
| Shares issued in reinvestment of dividends | -- | 8,549 |
| Total shares issued | $403,681 | 1,720,394 |
| Shares redeemed | (256,545) | (1,433,705) |
| Net increase | $ 147,136 | $ 286,689 |

| Foresight Fund (continued) | (unaudited) Six-Months Ended June 30, 2003 | Year Ended Dec. 31, 2002 |
|---|---|---|
| **In Shares** | | |
| Shares sold | 46,209 | 137,278 |
| Shares issued in reinvestment of dividends | -- | 796 |
| Total shares issued | 46,209 | 138,074 |
| Shares redeemed | (32,573) | (116,430) |
| Net increase | 13,636 | 21,644 |

**9. Proxy Voting Information.** The Trust adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Trust's portfolios. These policies are available to you upon request and free of charge by writing to Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. Beginning next year, the Trust's proxy voting policies may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Trust will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.



equity trust

# The Mosaic Family of Mutual Funds

## *Mosaic Equity Trust*

Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Fund
Mosaic Foresight Fund

## *Mosaic Income Trust*

Mosaic Government Fund
Mosaic Intermediate Income Fund
Mosaic Institutional Bond Fund

## *Mosaic Tax-Free Trust*

Mosaic Arizona Tax-Free Fund
Mosaic Missouri Tax-Free Fund
Mosaic Virginia Tax-Free Fund
Mosaic Tax-Free National Fund
Mosaic Tax-Free Money Market

## *Mosaic Government Money Market*

For more complete information on any Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

**TRANSFER AGENT**

Mosaic Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

MOSAIC FUNDS
www.mosaicfunds.com

**TELEPHONE NUMBERS**

**Shareholder Service**
Toll-free nationwide: 888-670-3600

**Mosaic Tiles** (24 hour automated information)
Toll-free nationwide: 800-336-3600

550 Science Drive
Madison, Wisconsin 53711

SEC File Number 811-03615